Exhibit 99.1

August 27, 2021

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We have read the statements made by The9 Limited on its Form 6-K dated August 27, 2021, and we agree with the statements concerning us in the second, third and fourth paragraphs contained therein. We have no basis to agree or disagree with other statements of the Company contained therein.

Very truly yours,

/s/ Grant Thornton